UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.)*

Enerflex Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

29269R105
(CUSIP Number)

October 13, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☒   Rule 13d-1(c)
☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 29269R105	SCHEDULE 13G	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
CHAI TRUST COMPANY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,328,717

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
8,328,717

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,328,717

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.73%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 29269R105	SCHEDULE 13G	Page 3 of 5 Pages
Item 1(a).	Name of Issuer:

Enerflex Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada, T2G 0K3

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of Chai Trust Company, LLC (“Chai Trust” and the “Reporting Person”).

This Statement relates to Shares (as defined herein) held directly by: EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company (“Fund 05-07”); EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company (“Fund 08-10”); EGI-Fund (11-13) Investors, L.L.C., a Delaware limited liability company (“Fund 11-13”); EGI-Fund B, L.L.C., a Delaware limited liability company (“Fund B”); and EGI-Fund C, L.L.C., a Delaware limited liability company (“Fund C” and, together with Fund 05-07, Fund 08-10, Fund 11-13 and Fund B, the “EGI Funds”).  Chai Trust is the non-member manager of Fund 05-07, Fund 08-10 and Fund 11-13 and the managing member of Fund B and Fund C.  In such capacity, Chai Trust may be deemed to beneficially own the shares of Common Stock held directly by the EGI Funds.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606

Item 2(c).	Citizenship:

Chai Trust is an Illinois limited liability company.

Item 2(d).	Title of Class of Securities:

Common Shares, no par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

29269R105

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of October 13, 2022 and the date hereof, the Reporting Person may be deemed to be the beneficial owner of 8,328,717 Shares, consisting of (1) 456,965 Shares directly held by Fund 05-07, (2) 339,305 Shares directly held by Fund 08-10, (3) 927,825 Shares directly held by Fund 11-13, (4) 1,888,651 Shares directly held by Fund B, and (5) 4,715,971 Shares directly held by Fund C.

Item 4(b)	Percent of Class:

The Reporting Person may be deemed the beneficial owner of approximately 6.73% of Shares outstanding. The beneficial ownership percentage reported herein was calculated in accordance with Rule 13d-3(d)(1)(i) and is based on 123,694,020 Shares outstanding as of October 31, 2022, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 15, 2022.

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	8,328,717
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	8,328,717
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

CUSIP No. 29269R105	SCHEDULE 13G	Page 4 of 5 Pages
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Each of the EGI Funds has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held directly by such EGI Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 29269R105	SCHEDULE 13G	Page 5 of 5 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAI TRUST COMPANY, LLC

	By:	/s/ Joseph Miron
Joseph Miron
Chief Legal Officer

January 3, 2023